EXHIBIT 99.3

AMERICAS GOLD AND SILVER CORPORATION

(the “Corporation”)

CERTIFICATE OF OFFICER

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

RE:	Abridgement of time pursuant to section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54‑101”)

DATE:	November 26, 2024

The undersigned, Darren Blasutti, the duly appointed President of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation:

(a)

has arranged to have “proxy-related materials” (as defined in NI 54-101) for the special meeting of holders of the Corporation’s common shares to be held on December 17, 2024 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of NI 54-101 in connection with the abridgment of the time periods specified in subsection 2.2(1) and 2.5(1) of NI 54-101.

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DATED as of the date first written above.

AMERICAS GOLD AND SILVER CORPORATION

By:	ss/ Darren Blasutti
Name: Darren Blasutti Title: President

[Signature Page – Certificate of Abridgement]

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